FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2015 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2014 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

During the third quarter of 2014, the Corporation changed its organizational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports and Entertainment. The reorganization consisted in (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment, (b) the creation of the new Sports and Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports and the Videotron Centre in Québec City, and (c) the transfer of the retail businesses from the previous Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

DISCONTINUED OPERATIONS

On April 13, 2015, Quebecor Media closed the sale, announced on October 6, 2014, of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, consisting of the selling price of $316.0 million less $10.5 million for the customary adjustments and adjustments related to real estate properties sold by Sun Media Corporation prior to closing. The transaction was approved by the Competition Bureau on March 25, 2015. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News General Partnership. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash in the amount of $18.1 million. An amount of $8.2 million was also received in connection with certain adjustments as part of the transaction. The results of operations and cash flows related to that business, as well as the $41.5 million gain on the sale, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF 2014

•	Quebecor Media’s sales totalled $948.6 million in the first quarter of 2015, a $50.8 million (5.7%) increase from the same period of the previous year.

Telecommunications

•	The Telecommunications segment’s revenues increased by $38.4 million (5.3%) and its adjusted operating income by $7.7 million (2.3%) in the first quarter of 2015.

•

Videotron Ltd. (“Videotron”) recorded significant revenue increases from two of its services in the first quarter of 2015: mobile telephony ($27.7 million or 44.9%) and Internet access ($13.4 million or 6.4%).

•

A net increase of 28,000 revenue-generating units[1] was recorded in the first quarter of 2015, compared with 17,700 in the same period of 2014. During the 12-month period ended March 31, 2015, the total number of revenue-generating units increased by 247,400 (4.7%), including increases of 139,600 subscriber connections to the mobile telephone service and 117,000 subscriptions to the over-the-top video service.

•

Videotron’s average monthly revenue per user (“ARPU”) increased by $10.24 (8.4%) from $121.72 in the first quarter of 2014 to $131.96 in the first quarter of 2015, including an increase of $6.01 (15.0%) for the mobile telephony service, a record since the service was launched in 2010.

•

On May 12, 2015, Quebecor Media announced that its Videotron subsidiary was the successful bidder for eighteen 20 MHz licences in Industry Canada’s 2500 MHz spectrum auction. Quebecor Media has obtained licences in Montréal, Québec, Ottawa/Outaouais, Toronto, Vancouver, Calgary, Edmonton, Trois-Rivières, Bas-du-Fleuve/Gaspésie, Pembroke, Chicoutimi-Jonquière, Eastern Townships, Upper Outaouais and Abitibi, reaching more than 21 million people, or approximately 65% of Canada’s population, for a total price of $187 million.

•

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group Inc. (“TVA Group”), and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron compensation totalling $135.3 million and TVA Group compensation in the amount of $0.6 million for having neglected to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. Early in May 2015, Bell ExpressVu applied for leave to appeal the judgment to the Supreme Court of Canada. A decision on its application is pending.

•

On March 11, 2015, Videotron closed the acquisition of 4Degrees Colocation Inc. and its data centre (“4Degrees Colocation”), the largest in Québec City, for a cash consideration of $35.5 million. The acquisition will enable Videotron to meet its business customers’ growing technological and hosting needs.

•

On March 6, 2015, Quebecor Media announced that its Videotron subsidiary was the successful bidder for four 30 MHz licences in Industry Canada’s auction for AWS-3 commercial mobile spectrum. Quebecor Media obtained the licences for Eastern Québec, Southern Québec, Northern Québec, and Eastern Ontario/Outaouais, covering 100% of Québec’s population and the Ottawa area, for a total price of $31.8 million.

Media

•

On April 26, 2015, TVA Sports’ broadcast of the sixth game in the playoff series between the Montréal Canadiens and the Ottawa Senators was watched by a record 1,725,000 viewers, a 40.3% market share. Since TVA Sports began carrying National Hockey League (“NHL”) hockey, its subscriber base has swelled to more than 2.0 million.

•

On April 12, 2015, TVA Group closed the acquisition of 14 magazines, 3 websites and custom publishing contracts from Transcontinental Inc. for a cash consideration of $55.5 million. The transaction had been announced on November 17, 2014. Upon closing, TVA Group became sole owner of the magazines Coup de pouce, Canadian Living, Décormag, Style at Home, Fleurs Plantes Jardins, Canadian Gardening, Québec Vert, The Hockey News, Condo Maison Direct and Maisons Neuves Rive-Sud et Condos, and the recettes.qc.ca, Quoi manger and On the table websites. TVA Group also holds an effective 51% interest in TVA Group-Hearst Publications Inc., which publishes Elle Canada and Elle Québec magazines, and 50% of the shares of Publications Senior inc., which publishes Le Bel Âge and Good Times magazines. The transaction was approved by the Competition Bureau on March 2, 2015.

•

According to the 2014 PMB and NADbank surveys, which measure the readership of Canada’s major daily newspapers, Le Journal de Montréal, Le Journal de Québec and 24 heures are very strongly positioned in their respective markets and are read by nearly one out of two adults in the Montréal and Québec City metropolitan areas.

o

With a weekly readership of 1.8 million, Le Journal de Montréal has 51% more readers of its print version than its nearest rival (source: PMB Spring 2015, province of Québec, 12+, cumulative 7 days, print edition only).

[1]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

o

Since July 2014, the journaldemontreal.com site has logged a 72% increase in traffic on all platforms, compared with a 2% decrease for its nearest rival (source: comScore Media Metrix® Multi-Platform, Canada, February 2015 vs July 2014). The heavier traffic on the Journal de Montréal site was due in large part to its excellent performance on mobile devices. During the last seven months analyzed (July 2014 to February 2015), visits to the journaldemontreal.com site from cell phones and tablets increased by 142%.

o

Le Journal de Québec reached a total weekly readership of 369,800 on all platforms, 67,400 more than its main rival (source: NADbank 2015, Québec City CMA, Adults 18+, cumulative 7 days, print, PDF, Web and mobile).

o	Finally, the free daily 24 heures reached 622,000 readers per week (source: NADbank 2015, Montréal CMA, Adults 18+, cumulative 5 days, print, PDF, Web and mobile).

•

The third season of La Voix achieved record ratings throughout its run from January 18 to April 12, 2015. The weekly gala attracted an average audience of 2,787,000 (source: Numeris, French Québec, January 18 to March 29, 2015, All 2+) and its average market share was 59%. The creation of value-added multiplatform content around this high-quality television program illustrates Quebecor’s successful convergence strategy, which benefits all its media properties.

Sports and Entertainment

•	On April 7, 2015, the Québec City arena officially became the Videotron Centre. The facility is scheduled to open on September 11, 2015.

•

In April 2015, the Videotron Centre’s program for the month of September 2015 was announced. It includes an opening gala, two home games of the Remparts de Québec of the Québec Major Junior Hockey League (“QMJHL”), performances by the rock band Metallica, the comedy group Rock et Belles Oreilles, and Madonna, a boxing card and a preseason hockey game between the Montréal Canadiens and the Pittsburgh Penguins.

•

On April 2, 2015, Quebecor Media announced an 8-year strategic partnership with AEG Facilities, the world leader in sports and entertainment venue management. The AEG Live division will support the Sports and Entertainment segment in booking events, shows and tours for the 18,400-seat Videotron Centre.

•

On February 3, 2015, Quebecor Media announced a strategic partnership with Live Nation Entertainment, including an alliance with Live Nation Concerts, the global market leader in concert production, and the Ticketmaster ticketing service, which operates in Québec under the name Réseau Admission. On the same date, Quebecor Media formed a strategic partnership with Levy Restaurants for management of food service operations at the Videotron Centre.

Financial transactions

•

On April 10, 2015, Videotron completed the redemption of all the 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price equal to 100% of the principal amount, and unwound the related hedges in an asset position. The redemption notice was issued on March 11, 2015.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling approximately $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value of TVA Group (“Class B Non-Voting Shares of TVA Group”). Under the rights offering, Quebecor Media subscribed for 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities, and ARPU, are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, gain (loss) on debt refinancing, income taxes, and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014

Adjusted operating income (loss):
Telecommunications	$343.3	$335.6
Media	(5.9)	(6.2)
Sports and Entertainment	(0.1)	(0.7)
Head Office	1.3	2.7
	338.6	331.4
Depreciation and amortization	(181.7)	(161.0)
Financial expenses	(81.4)	(87.6)
Gain on valuation and translation of financial instruments	2.5	1.5
Restructuring of operations, impairment of assets and other special items	(11.4)	(1.1)
Gain (loss) on debt refinancing	1.7	(18.7)
Income taxes	(21.5)	(17.4)
Income from discontinued operations	1.6	1.4
Net income	$48.4	$48.5

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2015/2014 first quarter comparison

Revenues: $948.6 million, an increase of $50.8 million (5.7%).

•	Revenues increased in Telecommunications ($38.4 million or 5.3% of segment revenues), Media ($15.4 million or 8.4%) and Sports and Entertainment ($3.7 million or 26.4%).

Adjusted operating income: $338.6 million, a $7.2 million (2.2%) increase.

•

Adjusted operating income increased in Telecommunications ($7.7 million or 2.3% of segment adjusted operating income). Favourable variances were recorded in Sports and Entertainment ($0.6 million) and Media ($0.3 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million favourable variance in the stock-based compensation charge in the first quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $3.0 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2015.

Net income attributable to shareholders: $55.6 million in the first quarter of 2015 compared with $53.7 million in the same period of 2014, a $1.9 million increase.

•	The favourable variance was due primarily to:

¡	$20.4 million favourable variance in gains and losses on debt refinancing;

¡	$7.2 million increase in adjusted operating income;

¡	$6.2 million decrease in financial expenses.

Partially offset by:

¡	$20.7 million increase in amortization charge;

¡	$10.3 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Depreciation and amortization charge: $181.7 million in the first quarter of 2015, a $20.7 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including amortization of expenditures related to the promotional strategy focused on equipment leasing, to investments in the LTE network, and to modernization and expansion of the wired and wireless networks.

Financial expenses: $81.4 million, a $6.2 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower indebtedness.

Gain on valuation and translation of financial instruments: $2.5 million in the first quarter of 2015 compared with $1.5 million in the same quarter of 2014.

Charge for restructuring of operations, impairment of assets and other special items: $11.4 million in the first quarter of 2015, compared with $1.1 million in the same period of 2014, an unfavourable variance of $10.3 million.

•

In the first quarter of 2015, Quebecor Media’s segments recognized a total $4.0 million restructuring expense ($1.0 million in the same period of 2014) in connection with various cost-cutting initiatives.

•

In the Telecommunications segment, a $7.0 million asset impairment expense and a $0.4 million other special charge were recognized in the first quarter of 2015 ($0.1 million in the same period of 2014).

Gain on debt refinancing: $1.7 million in first quarter of 2015, compared with an $18.7 million loss in the same period of 2014, a $20.4 million favourable variance.

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, US$175.0 million aggregate principal amount of its 6.375% Senior Notes maturing on December 15, 2015 at 100.000% of the principal amount. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed, on April 24, 2014, US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed, on April 25, 2014, the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100% of their principal amount, and settled the related hedges. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $21.5 million in the first quarter of 2015 (effective tax rate of 31.5%) compared with $17.4 million in the same period of 2014 (effective tax rate of 27.0%), a $4.1 million unfavourable variance.

•

The unfavourable variance in the income tax expense and the unfavourable variance in the effective tax rate were essentially due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments and the losses on debt refinancing.

SEGMENTED ANALYSIS

Telecommunications

First quarter 2015 operating results

Revenues: $762.5 million in the first quarter of 2015, a $38.4 million (5.3%) increase.

•

Combined revenues from all cable television services decreased $5.5 million (-2.0%) to $267.3 million, due primarily to the impact of the net decrease in the customer base and the decrease in video-on-demand, pay-per-view and pay TV orders, partially offset by higher revenues from the leasing of digital set-top boxes and higher per-subscriber revenues.

•

Revenues from Internet access services increased $13.4 million (6.4%) to $223.6 million. The favourable variance was mainly due to higher per-subscriber revenues, higher revenues from Internet access resellers, increased usage and customer base growth.

•	Revenues from cable telephone service were flat at $117.9 million. The increase in per-subscriber revenues was partially offset by a decrease in long-distance revenues.

•	Revenues from mobile telephony service increased $27.7 million (44.9%) to $89.4 million, essentially due to customer growth and higher net revenue per subscriber connection.

•	Revenues of Videotron Business Solutions were flat at $16.6 million.

•	Revenues from customer equipment sales were flat at $8.8 million.

•

Revenues from the over-the-top video service tripled to $5.4 million in the first quarter of 2015, compared with $1.8 million in the same period of 2014, mainly because of the significant increase in the subscriber base.

•	Revenues from retail sales decreased by $0.7 million (-2.2%) to $30.8 million, mainly because of decreased sales of CDs and videos, lower franchise fees and the impact of store closings.

•	Other revenues increased $0.1 million (3.6%) to $2.9 million.

ARPU: $131.96 in the first quarter of 2015, compared with $121.72 in the same period of 2014, a $10.24 (8.4%) increase.

Customer statistics

Revenue generating units – As of March 31, 2015, the total number of revenue generating units stood at 5,507,200, a 28,000 (0.5%) unit increase from the end of 2014, compared with a 17,700 increase in the first quarter of 2014 (Table 2). In the 12-month period ended March 31, 2015, the number of revenue generating units increased by 247,400 (4.7%). Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 11,600 (-0.7%) in the first quarter of 2015 (compared with a 13,900 decrease in the first quarter of 2014), and by 40,600 (-2.2%) in the 12-month period ended March 31, 2015 (Table 2). At the end of the first quarter of 2015, Videotron had 1,770,600 subscribers to its cable television services. The household and business penetration rate (number of subscribers as a proportion of the total 2,783,800 homes and businesses passed by Videotron’s network as of the end of March 2015, up from 2,750,200 one year earlier) was 63.6% versus 65.9% a year earlier.

•

As of March 31, 2015, the number of subscribers to the illico Digital TV service stood at 1,555,500, a 1,900 (0.1%) customer increase in the first quarter of 2015 (compared with an increase of 1,300 in the same quarter of 2014) and a 12-month increase of 26,800 (1.8%). As of March 31, 2015, illico Digital TV had a household and business penetration rate of 55.9% versus 55.6% a year earlier.

•

The customer base for analog cable television services decreased by 13,500 in the first quarter of 2015 (compared with a decrease of 15,200 in the same period of 2014), and by 67,400 over a 12-month period, partly as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,543,100 at March 31, 2015, an increase of 5,600 (0.4%) in the first quarter of 2015 (compared with an increase of 4,200 in the same period of 2014), and an increase of 32,900 (2.2%) in the 12-month period ended March 31, 2015 (Table 2). At March 31, 2015, Videotron’s cable Internet access services had a household and business penetration rate of 55.4% compared with 54.9% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,344,600 as of March 31, 2015, a quarterly decrease of 4,400 (-0.3%) (compared with a 2,400-customer decrease in the first quarter of 2014), and a 12-month decrease of 1,500 (-0.1%) (Table 2). At March 31, 2015, the cable telephony service had a household and business penetration rate of 48.3% versus 48.9% a year earlier.

Mobile telephony service – As of March 31, 2015, the number of subscriber connections to the mobile telephony service stood at 662,100, an increase of 29,300 (4.6%) in the first quarter of 2015 (compared with an increase of 18,200 in the first quarter of 2014), and a 12-month increase of 139,600 (26.7%) (Table 2).

Over-the-top video service – As of March 31, 2015, the number of subscribers to the over-the-top video service stood at 186,800, an increase of 9,100 (5.1%) in the first quarter of 2015 (compared with an increase of 11,600 in the first quarter of 2014), and a 12-month increase of 117,000 (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers1 for the last eight quarters

(in thousands of customers)

	Mar. 2015	Dec. 2014	Sept. 2014	June 2014	Mar. 2014	Dec. 2013	Sept. 2013	June 2013

Cable television:
Analog	215.1	228.6	251.4	268.3	282.5	297.7	316.7	334.3
Digital	1,555.5	1,553.6	1,544.9	1,525.7	1,528.7	1,527.4	1,513.7	1,498.1
	1,770.6	1,782.2	1,796.3	1,794.0	1,811.2	1,825.1	1,830.4	1,832.4
Cable Internet	1,543.1	1,537.5	1,533.8	1,510.4	1,510.2	1,506.0	1,486.7	1,466.8
Cable telephony[2]	1,344.6	1,349.0	1,356.0	1,344.0	1,346.1	1,348.5	1,341.0	1,332.2
Mobile telephony[2]	662.1	632.8	590.4	552.3	522.5	504.3	479.1	452.2
Over-the-top video	186.8	177.7	143.7	94.2	69.8	58.2	48.6	48.1
Total (revenue-generating units)	5,507.2	5,479.2	5,420.2	5,294.9	5,259.8	5,242.1	5,185.8	5,131.7

[1]	Customer statistics for previous quarters have been restated to reflect certain adjustments to product definitions.
[2]	Thousands of connections

Adjusted operating income: $343.3 million, a $7.7 million (2.3%) increase caused primarily by:

•	impact of higher revenues.

Partially offset by:

•	aggregate $4.6 million unfavourable impact of recognition of one-time items;

•	increases in some operating expenses, including administrative, IT, customer service and engineering expenses;

•	impact of higher cost per mobile device sold at a loss.

Cost/revenue ratio: Operating costs for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 55.0% in the first quarter of 2015 compared with 53.7% in the same period of 2014. The increase was mainly due to increases in some operating expenses and the impact of the higher cost per mobile device sold at a loss.

Cash flows from segment operations: $163.5 million in the first quarter of 2015, compared with $170.8 million in the same period of 2014 (Table 3).

•

The $7.3 million decrease was due primarily to the $14.6 million increase in additions to property, plant and equipment and in additions to intangible assets, mainly reflecting the impact of promotional strategies focused on equipment leasing, partially offset by the $7.7 million increase in adjusted operating income.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014

Adjusted operating income	$343.3	$335.6
Additions to property, plant and equipment	(161.6)	(143.3)
Additions to intangible assets (excluding spectrum licence acquisitions)	(18.5)	(22.2)
Proceeds from disposal of assets	0.3	0.7
Cash flows from segment operations	$163.5	$170.8

Media

First quarter 2015 operating results

Revenues: $199.5 million in the first quarter of 2015, a $15.4 million (8.4%) increase.

•	Newspaper publishing revenues decreased by $6.5 million (-10.5%).

¡	Advertising revenues decreased 9.3%; circulation revenues decreased 2.9%; digital revenues decreased 12.9%; combined revenues from commercial printing and other sources decreased 17.3%;

¡	Revenues decreased by 7.0% at the urban dailies and by 38.9% at the portals.

•	Broadcasting revenues increased by $14.1 million (15.5%), mainly because of:

¡	increased subscription revenues at the specialty services, primarily TVA Sports, mainly because of the addition of NHL hockey broadcasts;

¡	increased advertising revenues at the specialty services, primarily TVA Sports.

Partially offset by:

¡	lower advertising revenues at TVA Network.

•

The acquisition of substantially all of the assets of A.R. Global Vision Ltd. and its subsidiary in December 2014 had a favourable impact, generating film production and audiovisual revenues in the amount of $9.1 million in the first quarter of 2015.

•	Magazine publishing revenues decreased $1.6 million (-10.6%), mainly because of lower newsstand and advertising revenues.

•	Quebecor Media Out of Home’s revenues increased $0.3 million (16.7%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues increased by $3.5 million (18.6%), primarily as a result of increased mass market and bookstore volume.

Adjusted operating loss: $5.9 million in the first quarter of 2015, a $0.3 million decrease.

•	Adjusted operating income from newspaper publishing increased $1.1 million (40.7%) due to:

¡	the favourable impact on adjusted operating income of the reduction in operating expenses, including the $2.0 million favourable impact of restructuring initiatives.

Partially offset by:

¡	impact of the revenue decrease.

•	Adjusted operating loss from broadcasting operations increased by $0.3 million. The impact of:

¡	higher subscription and advertising revenues at TVA Sports;

¡

lower content costs at TVA Network, partially as a result of recognition in the first quarter of 2014 of adjustments to the cost of certain prior-year broadcasting rights related to indemnification clauses;

was outweighed by:

¡	spending on content at TVA Sports;

¡	impact of decrease in TVA Network’s advertising revenues.

•	Adjusted operating income from magazine publishing operations decreased by $1.3 million (-59.1%), mainly as a result of the impact of the revenue decrease.

•	The operating loss from book distribution and publishing decreased by $1.5 million, mainly because of the favourable impact of an increase in revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 103.0% in the first quarter of 2015 compared with 103.4% in the same period of 2014.

Cash flows from segment operations: Negative $14.7 million in the first quarter of 2015 compared with negative $17.2 million in the same period of 2014 (Table 4). The $2.5 million favourable variance was mainly due to the $2.3 million net decrease in additions to property, plant and equipment and in additions to intangible assets.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014

Adjusted operating loss	$(5.9)	$(6.2)
Additions to property, plant and equipment	(7.1)	(9.2)
Additions to intangible assets	(1.7)	(1.9)
Proceeds from disposal of assets	—	0.1
Cash flows from segment operations	$(14.7)	$(17.2)

Sports and Entertainment

First quarter 2015 operating results

Revenues: $17.7 million in the first quarter of 2015, a $3.7 million (26.4%) increase due primarily to:

•	Favourable impact on revenues of the acquisition in December 2014 of the Remparts de Québec, a QMJHL hockey team;

•	19.1% increase in music distribution revenues, primarily as a result of higher video sales.

Partially offset by:

•	36.7% decrease in music production and promotion revenues due to the larger number of concerts and galas produced in the first quarter of 2014.

Adjusted operating loss: $0.1 million in the first quarter of 2015 compared with $0.7 million in the same period of 2014. The $0.6 million favourable variance was due to the impact of the revenue increase, partially offset by the impact of the startup of management operations for the Videotron Centre in Québec City.

Cash flows from segment operations: Negative $1.3 million in the first quarter of 2015 compared with negative $2.6 million in the same period of 2014 (Table 5). The $1.3 million favourable variance was due primarily to the $0.8 million decrease in additions to property, plant and equipment and the $0.6 million reduction in adjusted operating loss.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014

Adjusted operating loss	$(0.1)	$(0.7)
Additions to property, plant and equipment	(1.1)	(1.9)
Additions to intangible assets	(0.1)	—
Cash flows from segment operations	$(1.3)	$(2.6)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $137.8 million in the first quarter of 2015 compared with $155.0 million in the same period of 2014.

•	The $17.2 million decrease was essentially due to:

¡	$30.1 million unfavourable variance in current income taxes;

¡	$3.3 million increase in the cash portion of the charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

¡	$7.7 million increase in adjusted operating income in the Telecommunications segment;

¡	$3.8 million favourable variance in the net change in non-cash balances related to operations;

¡	$5.2 million decrease in the cash portion of financial expenses.

Payment of income tax balances payable in the first quarter of 2015 had a negative impact on cash flows, while increased profitability in the Telecommunications segment and the refinancing of some debt at lower interest rates had a favourable impact.

Working capital: $111.4 million at March 31, 2015, compared with $105.0 million at December 31, 2014, a $6.4 million increase. The reduction in accounts payable and current income taxes was partially offset by a reduction in cash and cash equivalents.

Investing activities

Additions to property, plant and equipment: $169.8 million in the first quarter of 2015, compared with $154.4 million in the same period of 2014, a $15.4 million increase. The Telecommunications segment accounted for the bulk of the increase, which was mainly due to the impact of the promotional strategy focused on equipment leasing.

Additions to intangible assets: $27.3 million in the first quarter of 2015, compared with $71.1 million in the same period of 2014, a $43.8 million decrease. The Telecommunications segment accounted for most of the decrease, mainly reflecting payments totalling $46.7 million in the first quarter of 2014 for the acquisition of spectrum licences, compared with $6.4 million in the first quarter of 2015.

Proceeds from disposal of assets: $0.3 million in the first quarter of 2015 compared with $0.8 million in the same period of 2014.

Business acquisitions: $35.5 million in the first quarter of 2015 compared with $0.6 million in the same period of 2014.

•	In the first quarter of 2015, business acquisitions included, among others, 4Degrees Colocation in Québec City.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: Negative $52.6 million in the first quarter of 2015 compared with negative $23.0 million in the same period of 2014 (Table 6).

•	The $29.6 million unfavourable variance was due to:

¡	$17.2 million decrease in cash flows provided by continuing operating activities;

¡	$15.4 million increase in additions to property, plant and equipment.

Partially offset by:

¡	$3.5 million decrease in additions to intangible assets (excluding acquisition of spectrum licences).

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014

Adjusted operating (loss) income:
Telecommunications	$343.3	$335.6
Media	(5.9)	(6.2)
Sports and Entertainment	(0.1)	(0.7)
Head Office	1.3	2.7
	338.6	331.4
Cash interest expense[1]	(79.4)	(84.6)
Cash portion of charge for restructuring of operations, impairment of assets and other special items[2]	(4.4)	(1.1)
Current income taxes	(36.3)	(6.2)
Other	2.0	2.0
Net change in non-cash balances related to operations	(82.7)	(86.5)
Cash flows provided by continuing operating activities	137.8	155.0

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licence acquisitions):
Telecommunications	(179.8)	(164.8)
Media	(8.8)	(11.0)
Sports and Entertainment	(1.2)	(1.9)
Head Office	(0.6)	(0.3)
	(190.4)	(178.0)
Free cash flows from continuing operating activities	$(52.6)	$(23.0)

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 4 to the consolidated financial statements).

[2]	Restructuring of operations and other (see note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $288.3 million increase in the first quarter of 2015; $306.4 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of first quarter 2015 debt increases:

¡

estimated $292.2 million unfavourable impact of exchange rate fluctuations. The increase in this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

¡	$4.8 million increase in debt due to changes in fair value related to hedged interest rate risk.

•	Summary of first quarter 2015 debt reductions:

¡	current payments totalling $10.7 million on the credit facilities and other debt of Quebecor Media and TVA Group.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $604.5 million at March 31, 2015, compared with $298.1 million at December 31, 2014. The $306.4 million net favourable variance was due to:

¡	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

¡	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•

On April 10, 2015, Videotron completed the redemption of all the 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price equal to 100% of the principal amount, and unwound the related hedges in an asset position. The redemption notice was issued on March 11, 2015.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. Under the rights offering, Quebecor Media subscribed for 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

Financial Position

Net available liquidity: $1.12 billion at March 31, 2015 for Quebecor Media and its wholly owned subsidiaries, consisting of $246.9 million in cash and $874.7 million in available unused lines of credit, before the impact of the redemption, on April 10, 2015, of Videotron’s 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, and of the unwinding of related hedges in an asset position, and the impact of the cash consideration received in respect of the sale by Quebecor Media of its English-language newspaper businesses in Canada, which closed on April 13, 2015.

Consolidated debt: $5.49 billion as at March 31, 2015, a $288.3 million increase compared with December 31, 2014; $306.4 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.11 billion debt ($2.93 billion at December 31, 2014); TVA Group’s $74.0 million debt ($78.2 million at December 31, 2014); and Quebecor Media’s $2.31 billion debt ($2.20 billion at December 31, 2014).

As at March 31, 2015, minimum principal payments on long-term debt in the coming years were as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12 months ending March 31

(in millions of Canadian dollars)

2016	$243.4
2017	19.2
2018	21.9
2019	114.2
2020	354.0
2021 and thereafter	4,783.8
Total	$5,536.5

Pro forma for the redemption of the 6.375% Videotron Senior Notes on April 10, 2015, the weighted average term of Quebecor Media’s consolidated debt was approximately 7.3 years as of March 31, 2015 (7.3 years as of December 31, 2014). The debt consisted of approximately 87.0% fixed-rate debt (83.2% as of December 31, 2014) and 13.0% floating-rate debt (16.8% as of December 31, 2014).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At March 31, 2015, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On March 10, 2015, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on March 11, 2015.

•	On May 6, 2015, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on May 7, 2015.

2500 MHz and AWS-3 spectrum auctions

In January 2015, Videotron contracted new unsecured on-demand credit facilities, under which letters of credit were issued and filed with Industry Canada as pre-auction financial deposits in respect to its application to participate in the 2500 MHz and AWS-3 spectrum auctions. Under Industry Canada’s published rules with respect to communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit.

On March 6, 2015, Quebecor Media and its Videotron subsidiary announced that they had acquired four 30 MHz licences in the auction for AWS-3 commercial mobile spectrum for a total price of $31.8 million. The licences were issued to Videotron by Industry Canada on April 21, 2015.

On May 12, 2015, Quebecor Media announced that its Videotron subsidiary was the successful bidder for eighteen 20 MHz licences in Industry Canada’s 2500 MHz spectrum auction for a total price of $187 million.

Analysis of consolidated balance sheet as at March 31, 2015

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between March 31, 2015 and December 31, 2014

(in millions of Canadian dollars)

	Mar. 31, 2015	Dec. 31, 2014	Difference	Main reason for difference

Assets

Cash and cash equivalents	$272.0	$395.3	$(123.3)	Cash flows used in investing and financing activities exceeded cash flows provided by operating activities
Accounts receivable	423.3	448.4	(25.1)	Impact of current variances in activity
Property, plant and equipment	3,360.6	3,382.9	(22.3)	Additions to property, plant and equipment (see “Investing activities” above) and acquisition of 4Degrees Colocation, less amortization for the period

Goodwill	2,737.4	2,714.6	22.8	Impact of acquisition of 4Degrees Colocation

Derivative financial instruments[1]	604.5	298.1	306.4	See “Financing activities”

Liabilities

Accounts payable and accrued charges	558.0	643.2	(85.2)	Impact of current variances in activity
Income taxes[2]	44.6	78.8	(34.2)	Payment of outstanding income tax balances
Long-term debt, including short-term portion and bank indebtedness	5,494.6	5,206.3	288.3	See “Financing activities”
[1]	Current and long-term assets less current and long-term liabilities.
[2]	Current liabilities less current assets.

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2015, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of March 31, 2015

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$5,536.5	$243.4	$41.1	$468.2	$4,783.8
Interest payments[2]	2,081.6	207.8	573.4	557.6	742.8
Operating leases	326.7	56.1	83.8	55.9	130.9
Additions to property, plant and equipment and other commitments	1,416.4	281.2	346.4	196.6	592.2
Derivative financial instruments[3]	(602.0)	(20.4)	55.7	(16.8)	(620.5)
Total contractual obligations	$8,759.2	$768.1	$1,100.4	$1,261.5	$5,629.2

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2015.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $3.1 million ($2.3 million in the same period of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $0.8 million ($0.8 million in the same period of 2014). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the first quarter of 2015, the Corporation received an amount of $0.5 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2014), and incurred management fees with its shareholders of $0.5 million ($0.5 million in the same period of 2014).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of March 31, 2015 and December 31, 2014 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2015		December 31, 2014
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$ (5,536.5)	$ (5,730.4)	$ (5,250.0)	$ (5,368.1)
Derivative financial instruments[3]
Early settlement options	8.1	8.1	8.2	8.2
Foreign exchange forward contracts[4]	10.1	10.1	4.2	4.2
Interest rate swaps	(1.0)	(1.0)	(0.5)	(0.5)
Cross-currency interest rate swaps[4]	595.4	595.4	294.4	294.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]	The fair value of derivative financial instruments designated as hedges is an asset position of $604.5 million as of March 31, 2015 (an asset position of $298.6 million as of December 31, 2014).
[4]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

The gains on valuation and translation of financial instruments in the first quarter of 2015 and 2014 are summarized in Table 11.

Table 11

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2015	2014

Gain on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$(0.1)	$(0.4)
Gain on reversal of embedded derivatives upon debt redemption	(0.3)	(1.1)
Loss on the ineffective portion of cash flow hedges	0.8	–
Gain on the ineffective portion of fair value hedges	(2.9)	–
	$(2.5)	$(1.5)

A $7.3 million gain on cash flow hedges was recorded under “Other comprehensive income” in relation to cash flow hedging relationships in the first quarter of 2015 (loss of $11.6 million in the first quarter of 2014).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors, and underlying instruments adjusted implicit interest rate and credit premium.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2015	2014

Revenues	2	$948.6	$897.8
Employee costs	3	186.6	168.5
Purchase of goods and services	3	423.4	397.9
Depreciation and amortization		181.7	161.0
Financial expenses	4	81.4	87.6
Gain on valuation and translation of financial instruments	5	(2.5)	(1.5)
Restructuring of operations, impairment of assets and other special items	6	11.4	1.1
(Gain) loss on debt refinancing	10	(1.7)	18.7
Income before income taxes		68.3	64.5
Income taxes (recovery):
Current		36.3	6.2
Deferred		(14.8)	11.2
		21.5	17.4
Income from continuing operations		46.8	47.1
Income from discontinued operations	7	1.6	1.4
Net income		$48.4	$48.5
Income (loss) from continuing operations attributable to
Shareholders		$52.5	$51.6
Non-controlling interests		(5.7)	(4.5)
Net income (loss) attributable to
Shareholders		$55.6	$53.7
Non-controlling interests		(7.2)	(5.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2015	2014

Income from continuing operations		$46.8	$47.1

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		7.3	(11.6)
Deferred income taxes		(22.4)	(7.7)
Reclassification to income:	10
Gain related to cash flow hedges		(1.8)	(10.8)
Deferred income taxes		0.4	0.4
		(16.5)	(29.7)
Comprehensive income from continuing operations		30.3	17.4

Income from discontinued operations	7	1.6	1.4
Other comprehensive income from discontinued operations	7	-	1.9
Comprehensive income		$31.9	$20.7

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$36.2	$21.9
Non-controlling interests		(5.9)	(4.5)
Comprehensive income (loss) attributable to
Shareholders		$39.3	$25.9
Non-controlling interests		(7.4)	(5.2)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)

	Three months ended March 31, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$762.5	$199.5	$17.7	$(31.1)	$948.6

Employee costs	98.2	76.0	3.4	9.0	186.6
Purchase of goods and services	321.0	129.4	14.4	(41.4)	423.4
Adjusted operating income[1]	343.3	(5.9)	(0.1)	1.3	338.6

Depreciation and amortization					181.7
Financial expenses					81.4
Gain on valuation and translation of financial instruments					(2.5)
Restructuring of operations, impairment of assets and other special items					11.4
Gain on debt refinancing					(1.7)
Income before income taxes					$68.3

Additions to property, plant and equipment	$161.6	$7.1	$1.1	$-	$169.8
Additions to intangible assets	24.9	1.7	0.1	0.6	27.3

	Three months ended March 31, 2014

	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$724.1	$184.1	$14.0	$(24.4)	$897.8

Employee costs	93.0	65.5	2.3	7.7	168.5
Purchase of goods and services	295.5	124.8	12.4	(34.8)	397.9
Adjusted operating income[1]	335.6	(6.2)	(0.7)	2.7	331.4

Depreciation and amortization					161.0
Financial expenses					87.6
Gain on valuation and translation of financial instruments					(1.5)
Restructuring of operations, impairment of assets and other special items					1.1
Loss on debt refinancing					18.7
Income before income taxes					$64.5

Additions to property, plant and equipment	$143.3	$9.2	$1.9	$-	$154.4
Additions to intangible assets	68.9	1.9	-	0.3	71.1

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations impairment of assets and other special items, (gain) loss on debt refinancing, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars) (unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss		Total equity
	(note 11)			(note 13)
Balance as of December 31, 2013	$4,116.1	$1.3	$(2,280.9)	$(30.8)	$151.1	$1,956.8
Net income (loss)	-	-	53.7	-	(5.2)	48.5
Other comprehensive loss	-	-	-	(27.8)	-	(27.8)
Non-controlling interests acquisition	-	-	(0.1)	-	0.1	-
Dividends	-	-	(25.0)	-	(0.2)	(25.2)
Balance as of March 31, 2014	4,116.1	1.3	(2,252.3)	(58.6)	145.8	1,952.3
Net income (loss)	-	-	53.9	-	(15.6)	38.3
Other comprehensive loss	-	-	-	(26.0)	(4.3)	(30.3)
Dividends	-	-	(75.0)	-	-	(75.0)
Balance as of December 31, 2014	4,116.1	1.3	(2,273.4)	(84.6)	125.9	1,885.3
Net income (loss)	-	-	55.6	-	(7.2)	48.4
Other comprehensive loss	-	-	-	(16.3)	(0.2)	(16.5)
Issuance of shares of a subsidiary to non-controlling interests (note 8)	-	-	-	-	12.1	12.1
Dividends	-	-	(25.0)	-	-	(25.0)
Non-controlling interests acquisition (note 8)	-	-	18.7	-	(18.7)	-
Balance as of March 31, 2015	$4,116.1	$1.3	$(2,224.1)	$(100.9)	$111.9	$1,904.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2015	2014

Cash flows related to operating activities
Income from continuing operations		$46.8	$47.1
Adjustments for:
Depreciation of property, plant and equipment		148.1	130.3
Amortization of intangible assets		33.6	30.7
Gain on valuation and translation of financial instruments	5	(2.5)	(1.5)
Impairment of assets	6	7.0	-
(Gain) loss on debt refinancing	10	(1.7)	18.7
Amortization of financing costs and long-term debt discount	4	2.0	3.0
Deferred income taxes		(14.8)	11.2
Other		2.0	2.0
		220.5	241.5
Net change in non-cash balances related to operating activities		(82.7)	(86.5)
Cash flows provided by continuing operating activities		137.8	155.0
Cash flows related to investing activities
Business acquisitions	8	(35.5)	(0.6)
Additions to property, plant and equipment		(169.8)	(154.4)
Additions to intangible assets	9	(27.3)	(71.1)
Proceeds from disposal of assets		0.3	0.8
Other		0.2	-
Cash flows used in continuing investing activities		(232.1)	(225.3)
Cash flows related to financing activities
Net change in bank indebtedness		(4.5)	35.8
Net change under revolving facilities		0.3	89.9
Repayment of long-term debt	10	(6.2)	(6.2)
Settlement of hedging contracts		(0.1)	(116.0)
Issuance of shares of a subsidiary to non-controlling interests	8	12.1	-
Dividends		(25.0)	(25.0)
Dividends paid to non-controlling interests		-	(0.2)
Cash flows used in continuing financing activities		(23.4)	(21.7)

Net change in cash and cash equivalents from continuing operations		(117.7)	(92.0)

Cash flows (used in) provided by discontinued operations	7	(5.6)	20.9

Cash and cash equivalents at beginning of period		395.3	476.6
Cash and cash equivalents at end of period		$272.0	$405.5

Cash and cash equivalents consist of
Cash		$166.8	$139.9
Cash equivalents		105.2	265.6
		$272.0	$405.5

Interest and taxes reflected as operating activities
Cash interest payments		$30.1	$28.5
Cash income tax payments (net of refunds)		66.8	67.5

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		March 31	December 31
	Note	2015	2014

Assets

Current assets
Cash and cash equivalents		$272.0	$395.3
Accounts receivable		423.3	448.4
Income taxes		8.9	6.7
Amounts receivable from the parent corporation		2.9	7.3
Inventories		228.7	212.2
Prepaid expenses		58.8	37.8
Derivative financial instruments		17.3	-
Assets held for sale	7	380.1	398.1
		1,392.0	1,505.8

Non-current assets
Property, plant and equipment		3,360.6	3,382.9
Intangible assets	9	937.7	945.8
Goodwill		2,737.4	2,714.6
Derivative financial instruments		714.0	400.9
Deferred income taxes		9.3	7.8
Other assets		90.0	78.9
		7,849.0	7,530.9
Total assets		$9,241.0	$9,036.7

Liabilities and equity

Current liabilities
Bank indebtedness		$-	$4.5
Accounts payable and accrued charges		558.0	643.2
Provisions		59.4	56.7
Deferred revenue		287.0	283.0
Income taxes		53.5	85.5
Derivative financial instruments		-	0.9
Current portion of long-term debt	10	243.5	229.1
Liabilities held for sale	7	79.2	97.9
		1,280.6	1,400.8

Non-current liabilities
Long-term debt	10	5,251.1	4,972.7
Derivative financial instruments		126.8	101.9
Other liabilities		166.0	173.6
Deferred income taxes		512.2	502.4
		6,056.1	5,750.6

Equity
Capital stock	11	4,116.1	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,224.1)	(2,273.4)
Accumulated other comprehensive loss	13	(100.9)	(84.6)
Equity attributable to shareholders		1,792.4	1,759.4
Non-controlling interests		111.9	125.9
		1,904.3	1,885.3
Subsequent events	15

Total liabilities and equity		$9,241.0	$9,036.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and console games through its video-on-demand service and rentals stores. This segment also operates retail stores specialized in the sale of cultural and entertainment products, and offers online sales of downloadable music and books in Québec. The operations of the Media segment in Québec include the printing, publishing and distribution of daily newspapers, the printing of commercial inserts, the operation of an over-the-air television network, the operation of television specialty services, the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass show production, sporting and cultural events management, music production, distribution and streaming, the operation of two Quebec Major Junior Hockey League teams, and the operation and management of the Videotron Center in Québec city.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, some activities of the Corporation’s segments are also influenced by seasonal trends in the retail environment. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2014 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on May 6, 2015.

Comparative figures for the three-month period ended March 31, 2014 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2015.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended March 31
	2015	2014

Services rendered	$850.7	$794.3
Product sales	97.9	103.5
	$948.6	$897.8

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2015	2014

Employee costs	$229.3	$205.6
Less employee costs capitalized to property, plant and equipment and intangible assets	(42.7)	(37.1)
	186.6	168.5

Purchase of goods and services:
Royalties, rights and creation costs	188.0	176.2
Cost of retail products	80.2	63.2
Service and printing contracts	38.9	37.0
Building expenses	22.6	19.9
Marketing, circulation and distribution expenses	13.3	18.7
Other	80.4	82.9
	423.4	397.9
	$610.0	$566.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2015	2014

Interest on long-term debt	$75.4	$83.2
Amortization of financing costs and long-term debt discount	2.0	3.0
Interest on net defined benefit liability	1.2	1.1
Loss on foreign currency translation on short-term monetary items	3.8	1.7
Other	(1.0)	(1.4)
	$81.4	$87.6

5.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2015	2014

Gain on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$(0.1)	$(0.4)
Gain on reversal of embedded derivatives upon debt redemption	(0.3)	(1.1)
Loss on the ineffective portion of cash flow hedges	0.8	–
Gain on the ineffective portion of fair value hedges	(2.9)	–
	$(2.5)	$(1.5)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

	Three months ended March 31
	2015	2014

Restructuring of operations	$4.0	$1.0
Impairment of assets	7.0	–
Other special items	0.4	0.1
	$11.4	$1.1

During the three-month period ended March 31, 2015, the Corporation’s segments recorded a total restructuring charge of $4.0 million related to various cost reduction initiatives ($1.0 million in 2014). Also, a charge of $7.0 million related to impairment of assets was recorded in the Telecommunications segment and a charge for other special items of $0.4 million was recorded in other segments ($0.1 million in 2014).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	DISCONTINUED OPERATIONS

2015

•	In February 2015, the Corporation closed its specialty channel, SUN News.

•

On April 13, 2015, the Corporation completed the sale of all of its English-language newspaper operations in Canada, consisting of more than 170 newspapers and publications, the Canoe English portal and 8 printing plants, including the Islington, Ontario plant, for a total cash consideration of $305.5 million. The transaction price is also subject to customary adjustments related to working capital items.

2014

•	In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the Province of Québec.

•

On June 1, 2014, the Corporation sold its 74 Québec weeklies for a cash consideration of $75.0 million, of which $1.3 million is receivable as of March 31, 2015. An amount of $4.7 million was also received in 2014 relating to adjustments of working capital items transferred.

•

On September 2, 2014, the Corporation sold its Nurun Inc. subsidiary for a cash consideration of $125.0 million, less cash disposed of $18.1 million. An amount of $8.2 million was also received relating to certain transaction adjustments.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	DISCONTINUED OPERATIONS (continued)

The results of operations and cash flows related to these businesses are presented as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	Three months ended March 31
	2015	2014
Revenues	$99.9	$164.3
Employee costs	34.6	76.7
Purchase of goods and services	57.6	76.1
Depreciation and amortization	0.1	8.5
Financial expenses	0.1	0.3
Restructuring of operations, impairment of assets and other special items	2.9	0.4
Income before income taxes	4.6	2.3
Income taxes	3.0	0.9
Income from discontinued operations	1.6	1.4
Other comprehensive income:
Gain on translation of net investments in foreign operations	–	1.9
	–	1.9
Comprehensive income from discontinued operations	$1.6	$3.3

Consolidated statements of cash flows

	Three months ended March 31
	2015	2014

Cash flows related to operating activities	$(3.8)	$23.5
Cash flows related to investing activities	(1.8)	(2.6)
Cash flows (used in) provided by discontinued operations	$(5.6)	$20.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	DISCONTINUED OPERATIONS (continued)

Components of assets and liabilities of the English-language newspaper operations, presented as held for sale in the consolidated balance sheets, are as follows:

	March 31, 2015	December 31, 2014

Current assets	$56.3	$70.6
Property, plant and equipment	170.5	171.4
Intangible assets	23.3	26.1
Goodwill	130.0	130.0
Assets held for sale	380.1	398.1
Current liabilities	(43.1)	(61.0)
Long-term liabilities	(36.1)	(36.9)
Liabilities held for sale	(79.2)	(97.9)
Net assets held for sale	$300.9	$300.2

8.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS

(a)	Non-controlling interests acquisition

On March 20, 2015, TVA Group Inc. (“TVA Group”) completed a rights offering, whereby TVA Group received aggregate gross proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. Under the rights offering, Quebecor Media has subscribed to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million and accordingly, its aggregate equity interest in TVA Group increased from 51.5% to 68.4%. The increase of Quebecor Media’s interest in TVA Group was accounted for as an equity transaction and resulted in a decrease in deficit of $18.7 million and in an equivalent decrease of non-controlling interests.

(b)	Business acquisition

In March 2015, the Telecommunications segment acquired 4Degrees Colocation and its data center, the largest in Québec city, for a purchase price of $35.5 million in cash. The acquisition will enable Videotron Ltd. (“Videotron”) to meet its business customers’ growing technological and hosting needs. The assets acquired are mainly comprised of tangible assets and goodwill.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	INTANGIBLE ASSETS

2015

On March 6, 2015, Videotron acquired four 30 MHz licences, covering the province of Québec and the Ottawa region, at a total price of $31.8 million, for which Videotron made an initial payment of $6.4 million in the first quarter of 2015 and a final payment of $25.4 million on April 21, 2015. These licences were issued to Videotron by Industry Canada on April 21, 2015.

2014

On February 19, 2014, Videotron acquired seven 700MHz licences, covering the entirety of the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, at a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to Videotron on April 3, 2014 by Industry Canada.

10.	LONG-TERM DEBT

In January 2015, Videotron entered into new unsecured on demand credit facilities, under which letters of credit were issued and filed with Industry Canada as pre-auction financial deposits in respect to its application to participate to the 2500 MHz and AWS-3 Spectrum auctions. Under Industry Canada’s published rules respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit, which could have been withdrawn by Videotron at any time prior to the auction commencement (see also notes 9 and 15).

On March 11, 2015, Videotron issued a notice for the redemption of all of its issued and outstanding 6.375% Senior Notes due December 15, 2015, in aggregate principal amount of US$175.0 million, at a redemption price of 100.000% of their principal amount. As a result, a net gain of $1.7 million was recorded in the consolidated statement of income in the first quarter of 2015, including a gain of $1.8 million previously recorded in other comprehensive income. On April 10, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $204.5 million.

Components of long-term debt are as follows:

	March 31, 2015	December 31, 2014

Long-term debt	$5,536.5	$5,250.0
Change in fair value related to hedged interest rate risk	13.0	8.2
Adjustments related to embedded derivatives	(5.6)	(5.2)
Financing fees, net of amortization	(49.3)	(51.2)
	5,494.6	5,201.8
Less current portion	(243.5)	(229.1)
	$5,251.1	$4,972.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2014 and March 31, 2015	103,251,500	$4,116.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the three-month period ended March 31, 2015:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2014 and March 31, 2015	680,000	$25.37
Vested options as of March 31, 2015	–	$–

Quebecor Media
As of December 31, 2014	1,631,959	$55.15
Granted	369,500	70.56
Exercised	(161,775)	47.46
Cancelled	(7,000)	51.33
As of March 31, 2015	1,832,684	$58.95
Vested options as of March 31, 2015	294,873	$46.22

TVA Group
As of December 31, 2014	525,368	$15.25
Granted	80,000	6.85
Expired	(59,631)	21.28
As of March 31, 2015	545,737	$13.36
Vested options as of March 31, 2015	435,737	$14.86

During the three-month period ended March 31, 2015, 161,775 stock options of Quebecor Media were exercised for a cash consideration of $3.7 million (169,050 stock options for $2.8 million in 2014).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan, for the three-month period ended March 31, 2015:

	Outstanding units
	Number	Weighted average exercise price

As of December 31, 2014	401,759	$26.22
Granted	336,415	31.62
As of March 31, 2015	738,174	$28.68

For the three-month period ended March 31, 2014, a cash consideration of $1.8 million was paid upon exercise of 240,074 units.

For the three-month period ended March 31, 2015, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.4 million (a net reversal of the charge of $0.7 million in 2014).

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2013	$1.7	$ (21.9)	$ (10.6)	$ (30.8)
Other comprehensive income (loss)	1.9	(29.7)	–	(27.8)
Balance as of March 31, 2014	3.6	(51.6)	(10.6)	(58.6)
Other comprehensive (loss) income	(3.6)	12.2	(34.6)	(26.0)
Balance as of December 31, 2014	–	(39.4)	(45.2)	(84.6)
Other comprehensive loss	–	(16.3)	–	(16.3)
Balance as of March 31, 2015	$–	$ (55.7)	$ (45.2)	$ (100.9)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 1/4-year period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	CONTINGENT GAIN

On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group Inc., and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron $135.3 million and TVA Group $0.6 million for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. Early in May, 2015, Bell ExpressVu applied for leave to appeal the judgment to the Supreme Court of Canada. A decision on its application is pending.

15.	SUBSEQUENT EVENTS

On April 12, 2015, TVA Group closed a transaction involving the acquisition of 14 magazines, including 4 magazines that will be owned and operated in partnership, for a total cash consideration of $55.5 million. This transaction is in line with the strategy of investing in the production and distribution of high-quality, rich, diverse entertainment and news media content. The assets acquired are mainly comprised of intangible assets and goodwill.

On May 12, 2015, Quebecor Media announced that its Videotron subsidiary was the successful bidder for eighteen 20 MHz licences in Industry Canada’s 2500 MHz spectrum auction. Quebecor Media has obtained licences in Montréal, Québec, Ottawa/Outaouais, Toronto, Vancouver, Calgary, Edmonton, Trois-Rivières, Bas-du-Fleuve/Gaspésie, Pembroke, Chicoutimi-Jonquière, Eastern Townships, Upper Outaouais and Abitibi, reaching more than 21 million people, or approximately 65% of Canada’s population, for a total price of $187 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: May 12, 2015